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                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

                                   ENDORSEMENT

                    ALTERNATIVE CASH SURRENDER VALUE BENEFIT

The following provision is added to and made a part of the Cash Surrender Value and Partial Withdrawal Section of this policy:

You can apply to receive an Alternative Cash Surrender Value provided that either:

(a) every policy owned by you and which is a part of this policy series is surrendered for its full Cash Surrender Value at the same time; or

(b) the policy must be surrendered for its full Cash Surrender Value by operation of law or pursuant to a contractual right of the insured in effect at the time the policy was issued.

The reference to "policy series" means all policies with this endorsement.

The Alternative Cash Surrender Value will be equal to the policy's Cash Value plus the Deferred Premium Load Account value less any partial withdrawal(s) and loan(s) taken from this policy and loan interest due through the date of surrender. The Deferred Premium Load Account value during the first Policy Year is equal to the cumulative Sales Expense Charge, State Tax Charge and Federal Tax Charge collected during the first Policy Year. Beginning on the first Policy Anniversary and continuing until the 7th Policy Anniversary, the Deferred Premium Load Account will be amortized monthly on a straight-line basis. The Deferred Premium Account value on each Monthly Deduction Day on or after the first Policy Anniversary will be equal to (a) plus (b) minus (c), where:

(a) is the value of the Deferred Premium Load Account as of the prior Monthly Deduction Day; and

(b) is the cumulative Sales Expense Charge, State Tax Charge and Federal Tax Charge collected since the last Monthly Deduction Day, including the current Monthly Deduction Day; and

(c) is the sum of (a) plus (b), divided by the number of Monthly Deduction Days remaining, including the current Monthly Deduction Day, until the 7th Policy Anniversary.

The value of the Deferred Premium Load Account is zero on or after the 7th Policy Anniversary or upon lapse of the policy.

If the policyowner surrenders any one or more of the policies in this policy series for any reason, the policyowner will receive the Cash Surrender Value of those policies. The remaining policies will be considered to be the new policy series.

If the conditions of this endorsement are met, you will receive the Alternative Cash Surrender Value provided the policy has not been assigned, and that the Owner has not been changed, unless that change (1) was the result of a merger or acquisition and the Successor Owner was your wholly owned subsidiary or a corporation under which you were a wholly owned subsidiary on the date ownership changed, or (2) was to a Trust established by you for the purposes of providing employee benefits.

The Alternative Cash Surrender Value is not available to support Monthly Deduction Charges or for purposes of a loan or partial withdrawal.

                                               NEW YORK LIFE INSURANCE
                                               AND ANNUITY CORPORATION

/s/ George J. Trapp                            /s/ Frederick J. Sievert
---------------------------------              -----------------------------
                Secretary                                       President